

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 31, 2008

U.S. Mail

Mr. James R. Gibbs, Chief Executive Officer
Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, Texas 77024

> **Re: Frontier Oil Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-07627**
>
> **Definitive Proxy on Schedule 14A**
> **Filed March 17, 2008**
> **File No. 1-07627**

Dear Mr. Gibbs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

General

1. Please file all material contracts. In this regard, we note that you have not filed any of the contracts relating to your pipeline arrangements and commitments, including the Transportation Services Agreement. Please file these or tell us why they do not need to be filed. Also file the Offtake Agreement with Shell, whereby Shell is required to purchase gasoline, diesel, and jet fuel produced at the El Dorado Refinery.

Marketing and Distribution

2. Please disclose whether any other customer besides Shell accounted for more than 10% of your revenues. If so, please identify the customer and file as an exhibit all material contracts with the customer.

Crude Oil Supply

3. We note your disclosure regarding the Cheyenne Refinery's oil suppliers and your arrangements with them. Please provide similar disclosure for El Dorado Refinery.

Risk Factors Relating to Our Business

4. Please discuss in a risk factor your exposure to hedging arrangements and how they impact your financial results. In this regard, we note that you incurred $86.4 million in losses from derivative contracts in 2007.

Schedule 14A filed March 17, 2008

Executive Compensation

Long-Term Incentives

5. We note that one the factors the Compensation Committee considers in awarding long-term incentives is the "share value transfer objective." In future filings, please briefly explain what this objective entails.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
       C. Moncada-Terry